                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                               (Amendment No. 3)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               Cotelligent, Inc.
                               (NAME OF ISSUER)

                    Common Stock, $0.01 par value per share
                        (TITLE OF CLASS OF SECURITIES)

                                  221630-10-6
                                (CUSIP NUMBER)

                                JOHN R. PREVIS
                  Buchanan Ingersoll Professional Corporation
                         One Oxford Centre, 20th Floor
                               301 Grant Street
                             Pittsburgh, PA  15219
                                (412) 562-8957


                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                               February 8, 1999
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                       (continued on the following pages)

CUSIP No. 221630-10-6

1.  NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:

    Thomas E. Fallat

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (SEE INSTRUCTIONS)        (a)  X

                              (b)


3.  SEC USE ONLY

4.  SOURCE OF FUNDS

    SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                             [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

       Number of Shares                            7.  SOLE VOTING POWER
     Beneficially Owned by                             0
     Each Reporting Person
            with                                   8.  SHARED VOTING POWER
                                                       638,050*

                                                   9.  SOLE DISPOSITIVE POWER
                                                       0

                                                  10.  SHARED DISPOSITIVE POWER
                                                       638,050*


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     638,050*

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [  ]
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.4*

15.  TYPE OF REPORTING PERSON

     IN

--------------------------
* This amount includes 25,000 shares of Cotelligent common stock held by the Fallat Family Charitable Foundation over which Mr. Thomas E. Fallat has voting and dispositive powers as a co-trustee of the Foundation.

CUSIP No. 221630-10-6

1.  NAMES OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
    PERSONS:

    Opal A. Fallat

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (SEE INSTRUCTIONS)    (a)  X
                           (b)

3.  SEC USE ONLY

4.  SOURCE OF FUNDS

     SC

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)                               [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America

       Number of Shares                            7.  SOLE VOTING POWER
     Beneficially Owned by                             0
     Each Reporting Person
            with                                   8.  SHARED VOTING POWER
                                                       613,050

                                                   9.  SOLE DISPOSITIVE POWER
                                                       0

                                                  10.  SHARED DISPOSITIVE POWER
                                                       613,050


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     613,050

12.  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES        [  ]
     CERTAIN SHARES

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3

14.  TYPE OF REPORTING PERSON

     IN

INTRODUCTION

     This statement is Amendment No. 3 (the "Amendment") to the Schedule 13D filed by Thomas E. Fallat and Opal A. Fallat, husband and wife (the "Fallats"), as a group on December 10, 1996, with respect to shares of common stock, $0.01 par value per share, of Cotelligent, Inc., a Delaware corporation ("Cotelligent" or the "Company").

     On November 27, 1995, Cotelligent, Pittsburgh Business Consultants, Inc., a Pennsylvania corporation ("PBC"), Cotelligent/PBC Acquisition Corporation, a Pennsylvania corporation and a wholly owned subsidiary of Cotelligent ("Cotelligent Sub"), the Fallats and other shareholders of PBC entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Cotelligent Sub merged (the "Merger") with and into PBC. As a result of the Merger, the separate existence of Cotelligent Sub ceased and PBC became a wholly owned subsidiary of Cotelligent.

     Prior to the Merger, the Fallats owned 7,341.6 shares of PBC common stock, par value $1.00 per share. Pursuant to the Merger Agreement, all of the issued and outstanding shares of PBC common stock were converted into shares of Cotelligent common stock, and the Fallats received 1,142,350 shares of Cotelligent common stock. As of the date hereof, the Fallats have disposed of 529,300 shares of Cotelligent common stock by sale, gift or other transfer. The transactions are discussed in Item 4 ("Purpose of Transaction").

ITEM 1.  SECURITY AND ISSUER

     This Amendment relates to shares of common stock of Cotelligent. Cotelligent's principal executive office is located at 101 California Street, Suite 2050, San Francisco, CA 94111.

ITEM 2.  IDENTITY AND BACKGROUND

     The persons filing this Amendment are Thomas E. Fallat and Opal A. Fallat, husband and wife, who are citizens of the United States of America. The address of the Fallats is 3115 Deerfield Court, Murrysville, PA 15668. Mr. Fallat is a consultant to PBC. PBC's principal business address is 411 7th Avenue, Pittsburgh, PA 15219. Mrs. Fallat is not employed.

     During the last five years, neither of the Fallats has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has either of the Fallats been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either of the Fallats was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or a finding of any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     This Amendment relates to the 1,142,350 shares of Cotelligent common stock received by the Fallats in connection with the Merger. See "Introduction." Prior to the Merger, the Fallats owned 7,341.6 shares of PBC common stock. Pursuant to the Merger Agreement, these shares of PBC common stock were converted into 1,142,350 shares of Cotelligent common stock.

ITEM 4.  PURPOSE OF TRANSACTION

     1. The Fallats acquired the 1,142,350 shares of Cotelligent common stock in connection with the Merger strictly for purpose of equity security investment.

     2. On March 4, 1997, the Fallats gifted 180,000 shares to members of their immediate family, reducing their ownership in the Company to 9.92% from 11.78%.

     3. On May 31, 1997, the Fallats gifted 33,000 shares to the Fallat Family Charitable Foundation for which Mr. Thomas E. Fallat serves as co-trustee with shared dispositive and voting powers. As a result of this gift, Mrs. Opal A. Fallat beneficially owned 9.58% while Mr. Thomas E. Fallat continued to beneficially own 9.92% of Cotelligent.

     4. On September 12, 1997, the Fallat Family Charitable Foundation sold 1,500 shares, and on September 15, 1997, the Fallats sold 16,500 shares.

     5. On October 23, 1997, the members of the immediate family of the Fallats placed 147,000 shares of their Cotelligent common stock in three Charitable Remainder Unitrusts -- the John T. Fallat Charitable Remainder Unitrust, the Stephanie D. Verona Charitable Remainder Unitrust and the Anna Maria Fallat Charitable Remainder Unitrust. Mr. Thomas E. Fallat served as co-trustee with shared dispositive and voting powers for each of the unitrusts until November 9, 1998, when he resigned as co-trustee. Also, the Fallats placed 200,000 shares in the Thomas E. and Opal A. Fallat Charitable Remainder Unitrust.

     6. On November 14, 1997, the Fallat Family Charitable Foundation sold 3,500 shares. On November 21, 1997, the Fallats sold 75,000 shares. On November 26, 1997, the Thomas E. and Opal A. Fallat Charitable Remainder Unitrust sold 45,000 shares, and each of the three Charitable Remainder Unitrusts of the immediate family members sold 10,000 shares. As a result of these transactions, Mrs. Opal A. Fallat beneficially owned 5.62% of Cotelligent common stock and Mr. Thomas E. Fallat beneficially owned 6.65% of Cotelligent common stock.

     7. On December 3, 1997, the Thomas E. and Opal A. Fallat Charitable Remainder Unitrust sold 15,000 shares. On December 10, 1997, the Fallats placed 300,000 shares in the Thomas E. and Opal A. Fallat Charitable Remainder Unitrust. And, on December 23, 1997, the Fallats made a gift of 1,800 shares.

     8. On March 23, 1998, the Fallats sold 100,000 shares. As a result of the sale, Mrs. Opal A. Fallat beneficially owned 4.8% of Cotelligent common stock, and Mr. Thomas E. Fallat beneficially owned 5.8% of Cotelligent common stock.

     9. On November 9, 1998, Mr. Thomas E. Fallat resigned as co-trustee of the three Charitable Remainder Unitrusts of his immediate family members and relinquished shared voting and dispositive powers over 117,000 shares. As a result of his resignation as co-trustee, Mr. Thomas E. Fallat beneficially owned 4.9% of Cotelligent common stock. On November 18 and 19, 1998, the Fallat Family Charitable Foundation sold 1,500 shares per day for a total of 3,000 shares.

     10. The Fallats sold a total of 47,000 shares in December 1998: 8,100 shares on December 3; 16,900 shares on December 4; 2,100 shares on December 7; 2,900 shares on December 8; 10,000 shares on December 9; and 7,000 shares on December 10. On December 4, 1998, the Thomas E. and Opal A. Fallat Charitable Remainder Unitrust sold 10,000 shares.

     11. On February 8, 1999, the Thomas E. and Opal A. Fallat Charitable Remainder Unitrust sold 6,000 shares. As a result of these transactions, Mrs. Opal A. Fallat now beneficially owns 4.3% of Cotelligent common stock and Mr. Thomas E. Fallat now beneficially owns 4.4% of Cotelligent common stock.

     The Fallats have no plans or proposals which would relate to or result in:

     (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Company;

     (f) Any other material change in the Company's business or corporate structure;

     (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

     (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     As of the date of this Amendment:

          (a) Mr. Thomas E. Fallat is the beneficial owner of 638,050 shares of Cotelligent common stock (approximately 4.4% of the issued and outstanding shares of Cotelligent common stock based solely on information contained in the Company's Form 10-Q for the third quarter of its fiscal year ending December 31,
1998), and Mrs. Opal A. Fallat is the beneficial owner of 613,050 shares, or approximately 4.3%, of Cotelligent common stock.

          (b) The Fallats share voting power and dispositive powers with respect to 613,050 shares of Cotelligent common stock, and Mr. Thomas E. Fallat has shares voting and dispositive powers over an additional 25,000 shares of Cotelligent common stock held by the Fallat Family Charitable Foundation for which he serves as co-trustee.

          (c) The Thomas E. and Opal A. Fallat Charitable Remainder Unitrust sold 6,000 shares on February 8, 1999, at $20.88 per share, through Prudential Securities, Pittsburgh, PA.

          (d) Messrs. Thomas E. Fallat and Charles E. Weston are co-trustees of the Fallat Family Charitable Foundation and as such have shared dispositive and voting powers over 25,000 shares of Cotelligent common stock. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Cotelligent common stock reported on this Amendment.

          (e) Mrs. Opal A. Fallat ceased to be the beneficial owner of more than 5% of Cotelligent common stock on March 23, 1998, and Mr. Thomas E. Fallat ceased to be the beneficial owner of more than 5% of Cotelligent common stock on November 9, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Messrs. Thomas E. Fallat and Charles E. Weston are co-trustees of the Fallat Family Charitable Foundation and as such have shared dispositive and voting powers over 25,000 shares of Cotelligent common stock.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     A Joint Filing Agreement is filed herewith as Exhibit A to this Amendment.
                                                   ---------

                                   SIGNATURE

     The undersigned, after reasonable inquiry and to the best of its knowledge and belief, certifies that the information set forth in this Amendment No. 3 to
Schedule 13D is true, complete and correct.


DATE:  March 17, 1999               /s/   Thomas E. Fallat
                                    --------------------------
                                          Thomas E. Fallat

                                    /s/   Opal A. Fallat
                                    --------------------------
                                          Opal A. Fallat

                                   EXHIBIT A

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the common stock of Cotelligent, Inc. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement this 17th day of March, 1999.

                                    /s/  Thomas E. Fallat
                                    -------------------------
                                         Thomas E. Fallat

                                    /s/  Opal A. Fallat
                                    -------------------------
                                         Opal A. Fallat

                                      E-1